                                                                EXHIBIT 2.6

                            HOTEL PURCHASE AGREEMENT

                              C.I. NASHVILLE, INC.

         THIS AGREEMENT, made as of the 23rd day of July, 1997 (the "AGREEMENT"), by and between WYNDHAM HOTEL CORPORATION, a Delaware corporation, or its assignee (the "PURCHASER"), and C.I. NASHVILLE, INC., a Kansas corporation (the "SELLER"). K.D.F., a partnership ("KDF"), joins in this Agreement only for purposes of Section 10.5b.

                             R E C I T A T I O N S:

         A.      The Seller is the owner of the Hotel Property.

         B. The Hotel Property is managed by Manager pursuant to the Management Agreement.

         C. All defined terms have the meaning ascribed to them on the schedule of definitions attached to and made a part of this Agreement.

         NOW, THEREFORE, in consideration of the premises and in consideration of the mutual covenants, promises and undertakings of the parties hereinafter set forth, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the parties, it is agreed as follows:

         1. PURCHASE AND SALE OF HOTEL PROPERTY: Subject to the terms of this Agreement, the Seller agrees to sell and convey to Purchaser and the Purchaser agrees to purchase the Hotel Property from the Seller for the Purchase Price. Subject to the terms of this Agreement, including, without limitation, the indemnity provisions contained herein, the Purchaser agrees to assume all liabilities of the Seller; provided, however, the Purchaser shall not assume (a) any long-term debt of the Seller or any such debt as it affects the Hotel, (b) the Seller's liabilities and obligations under this Agreement, and (c) the Seller's liability to pay income taxes.

         2. ALLOCATIONS. Subject to adjustments in accordance with the terms of this Agreement, the Purchase Price shall be allocated among the components of the Hotel Property in the manner determined by Purchaser and Seller. A certificate setting forth these allocations will be executed by the parties at closing.

         3.      CLOSING:  Subject to the Conditions Precedent to Closing in
Article 7, the Closing shall take place at the offices of the Title Company on the Closing Date, or as otherwise set by agreement of the parties. At the Closing and subject to the fulfillment of such conditions, (a) the Purchaser will deliver to Seller all that is required under Sections 8.2 and 8.3 , and
(b) the Seller will deliver to Purchaser all that is required under Sections
8.1 and 8.3.

         4. SELLER'S REPRESENTATIONS AND WARRANTIES: Seller hereby represents and warrants unto Purchaser that each and every one of the following statements is true, correct and complete in every material respect as of the date of this Agreement.

                 4.1 Organization and Power. The Seller is a Kansas corporation duly incorporated and validly existing in good standing under the laws of the State of Kansas and is in good standing and qualified to conduct business in Tennessee. The Seller has all requisite corporate power and all material governmental and regulatory licenses, authorizations, consents and approvals to carry on its business as now conducted, to own and operate its properties, including, but not limited to the Hotel Property, to execute and deliver this Agreement and any document or instrument required to be executed and delivered on behalf of the Seller hereunder, to perform its obligations under this Agreement and any such other documents or instruments and to consummate the sale of the Hotel Property and the other transactions contemplated hereby.

                 4.2 Authorization. Except as shown on Schedule 4.2, the execution, delivery and performance of this Agreement by the Seller and the consummation of the transactions contemplated hereby have been duly authorized, adopted and approved by all necessary action on behalf of the Seller and require no further action or approval of Seller's shareholders, directors, members, managers or partners (as the case may be) or of any other individuals or entities in order to constitute this Agreement as a binding and enforceable obligation of the Seller. No other proceedings on the part of the Seller are necessary to authorize the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Seller and is the valid and binding obligation of the Seller, enforceable against the Seller in accordance with its terms (except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other laws affecting the enforcement of creditors' rights generally, and by legal and equitable limitations on the availability of specific performance and other equitable remedies). The individuals and/or entities signing below in the indicated representative capacities are fully authorized so to act.
         No person or entity owns any interest in the Hotel Property other than the Seller, except Manager pursuant to the terms of the Management Agreement.

                 4.3 No Special Taxes. To the Seller's actual knowledge, except as provided in the Permitted Exceptions (defined below), there are no, and the Seller has not received any written notice of, any special taxes or assessments relating to the Hotel Property or any part thereof or any planned public improvements that may result in a special tax or assessment against the Hotel Property. Otherwise, all real estate, personal property, sales, and other taxes assessed against the Seller in connection with the Hotel Property or the operation of the Hotel Property which are due and payable have been paid in full.

                 4.4      Personal Property.  Except as set forth in Schedule
         4.4 and except as caused by actions of the Manager pursuant to the Management Agreement, the Tangible Personal Property, Intangible Personal Property and Inventory of the Seller are free and clear of all liens and encumbrances, and the Seller has good and marketable title thereto.





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                 4.5      Title and Survey Matters.  The Seller has fee simple
         title to the Hotel, subject only to (a) the Permitted Exceptions and
         (b) instruments evidencing and securing the indebtedness of the Seller described on Schedule 4.5 and indicated on such schedule as mortgage indebtedness of the Seller; provided, however, the liens associated with such indebtedness (other than mortgages and security interests that are not in default), in the aggregate, do not interfere with the ownership's use or operation of the Hotel Property and do not constitute a Material Adverse Effect. The Seller has never owned, operated or leased any real property other than the Hotel.

                 4.6 No Violation. The execution and delivery of this Agreement by the Seller and the performance by the Seller of its obligations hereunder do not and will not (a) contravene, or constitute a default under, any (i) provisions of the Seller's articles of incorporation, or bylaws, (ii) applicable law or regulation, permit, restrictive covenant, or statute (except anti-trust laws), (iii) assuming the receipt of the approvals listed on Schedule 4.6, agreement, note, mortgage, indenture, lease, franchise, license or other instrument to which the Seller is a party or by which its assets are bound, or (iv) judgment, injunction, order, decree or other instrument binding upon the Seller or its assets, or
         (b) result in the creation of any lien or other encumbrance on the Hotel Property, or upon the Seller or its assets.

                 4.7      No Litigation/Pending Claims.  Except as shown on
         Schedule 4.7 and to the Seller's best knowledge, with respect to the Seller or the Hotel Property, there (i) are no (a) unsatisfied arbitration awards or orders with respect thereto, (b) unsatisfied unfair labor practice orders or judicial proceedings or orders with respect thereto, (c) unremedied orders by city, state or federal civil or human rights agencies or judicial proceedings or orders with respect thereto or with respect to obligations under city, state or federal civil or human rights or antidiscrimination laws or executive orders, or (d) other unsatisfied orders by or before any administrative agency or court, (ii) are no pending unfair labor practice charges or complaints, labor disputes, charges or complaints with or by city, state or federal civil or human rights agencies, and
         (iii) no action, suit or proceeding, pending or threatened, against or affecting the Seller or the Hotel Property in any court or before any arbitrator or before any governmental body or agency or, with respect to (i) and (ii) above, which in any manner challenges the validity or enforceability of this Agreement or might become a lien on the Hotel Property.

                 4.8 Condemnation Proceedings; Roadways. The Seller has not received any notice of any condemnation or eminent domain proceeding pending or threatened against the Hotel Property or any part thereof. The Seller does not have any knowledge of any change or proposed change in the route, grade or width of, or otherwise affecting, any street or road adjacent to or serving the Hotel Property.

                 4.9 Corporate Documents. The Seller's articles of incorporation and bylaws, true and complete copies of which have been delivered to the Purchaser, are in full force and effect and have not been amended, modified or supplemented.





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                 4.10     No Broker.  The Seller has not retained any Broker in
         connection with the purchase and sale of the Hotel Property hereunder.

                 4.11     Bankruptcy.  No Act of Bankruptcy has occurred with
                   respect to the Seller.

                 4.12 Environmental Matters. The Seller has not received any notice that the Seller is in violation of, nor, during the last three years, has the Seller been subject to any administrative or judicial proceeding pursuant to any Environmental Requirements. The Purchaser has engaged one or more qualified environmental engineering firms to conduct a Phase I environmental review and issue ESA Reports, copies of which have been provided to the Seller. To the knowledge of the Seller, except as reflected in the ESA Reports, (i) there are no environmental conditions at the Hotel that would have a Material Adverse Effect on the Seller or the Hotel Property, including any such conditions relating to the use, treatment, storage, release or disposal of Hazardous Substances, (ii) the ownership of the Hotel by the Seller or by any third party, and any use, storage, treatment, disposal, or transaction of Hazardous Substances by the Seller or by any third party, that have occurred in or on the Hotel prior to the date of this Agreement have been in compliance with Environmental Requirements, except for such non-compliance that could not reasonably be expected to have a Material Adverse Effect on the Seller or Hotel Property, (iii) during the ownership of the Hotel by the Seller and prior to the ownership thereof by the Seller, no release, leak, discharge, spill, disposal, or emission of Hazardous Substances has occurred in, on, or under the Hotel in a quantity or manner that violates or required further investigation or remediation under Environmental Requirements, (iv) the Hotel is free of Hazardous Substances as of the date of this Agreement, except for the presence of small quantities of Hazardous Substances utilized by the Manager in the ordinary course of their business that are used and stored in compliance with Environmental Requirements, except for such non-compliance that could not reasonably be expected to have a Material Adverse Effect on the Seller or Hotel Property, (v) there is no pending or threatened litigation or administrative investigation, inquiry, concern, or proceeding concerning the Hotel involving Hazardous Substances or Environmental Requirements, and (vi) there is no ACM within the Hotel, whether friable or non-friable, and there are no above-ground or underground storage tank systems located at the Hotel.

                 4.13 Fuel Stored At Hotel. There is no fuel stored at the Hotel.

                 4.14 Financial Statements. Schedule 4.14 contains true and complete copies of (i) the audited balance sheet of the Seller as of December 31, 1996 and December 31, 1995, and the audited statement of income and statement of cash flows of the Seller for the fiscal years ended December 31, 1996 and 1995, together with the reports thereon prepared by Ernst & Young, independent public accountants, and the footnotes thereto, and (ii) the unaudited balance sheet of the Seller and the unaudited consolidated statement of income and statement of cash flows of the Seller for the three month period ended March 31, 1997. The financial statements have been prepared from and are materially in accordance with the books and records of the Seller and present fairly the position of the Seller as at the respective dates thereof, and the related statement of income and statement of cash flows for the periods therein referred to, all in accordance with GAAP, except as may be otherwise indicated therein. To the extent within its control, the Seller shall permit the Purchaser full access to the work papers pertaining to the financial statements, including those work papers in the possession of Seller prepared by Ernst & Young, and Seller will instruct Ernest & Young to permit Purchaser full access thereto.

                 4.15 Labor Disputes and Agreements. To the best of the Seller's knowledge, there are no labor disputes pending or, to the best of the Seller's knowledge, threatened as to the operation or maintenance of the Hotel Property or any part thereof. The Seller is not a party to any union or other collective bargaining agreement with employees employed in connection with the ownership, operation or maintenance of the Hotel Property. The Seller is not a party to any employment contracts, except for any contract entered into by Manager of which the Seller has no knowledge.

                 4.16 Compliance with Existing Laws. To the knowledge of the Seller (i) to the extent that not possessing the following would cause a Material Adverse Effect, the Seller possesses all Authorizations, each of which is valid, unexpired, unconditional, and in full force and effect, and no provision, condition or limitation of any of the Authorizations has been breached or violated which breach or violation would cause a Material Adverse Effect; and (ii) the Seller has not misrepresented or failed to disclose any relevant fact in obtaining all Authorizations, and the Seller has no knowledge of any change in the circumstances under which those Authorizations were obtained that result in their termination, suspension, modification or limitation. The Seller has no knowledge, nor has it received notice within the past three years, of any existing or threatened violation of any provision of any applicable building, zoning, subdivision, environmental or other governmental ordinance, resolution, statute, rule, order or regulation, including but not limited to those of insurance boards of underwriters, with respect to the ownership, operation, use, maintenance or condition of the Hotel Property or any part thereof, or requiring any repairs or alterations other than those that have been made prior to the date hereof. The Seller has received no notice, and has no actual knowledge, that it lacks any Authorizations necessary for the present use and occupancy of the Improvements.

                 4.17 Insurance. All of the Seller's insurance policies are valid and in full force and effect.

                 4.18 Liquor License. The Liquor License is in full force and effect.

                 4.19     Operating Agreements.  Except as set forth on
         Schedule 4.19, the Operating Agreements may be terminated by the Seller or the Purchaser upon not more than 30 days' prior written notice and without the payment of any penalty, fee, premium or other amount. To the Seller's knowledge, the Seller has performed all of its obligations under





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
         each of the Operating Agreements and, to the Seller's knowledge, no fact or circumstance has occurred which, by itself or with the passage of time or the giving of notice or both, would constitute a default under any of the Operating Agreements, except for the failure to obtain the third party consents listed on Schedule 4.6.

                 4.20 Option to Purchase. No party has any right or option to acquire the Hotel Property or any portion thereof, other than the Purchaser.

                 4.21 Property Condition. To the Seller's actual knowledge, there is no material defect in the condition of the Hotel Property, or any portion thereof, which has not been corrected or which would have a Material Adverse Effect.

                 4.22 Access Agreements. Not in limitation on any other provision hereof, except as shown in the Title Commitment, to the Seller's actual knowledge, there are no unrecorded cross-use, mutual access or similar agreements of any kind binding upon the Seller or the Hotel Property and benefiting any other person, entity, or property.

                 4.23 Inspection Reports. To the best knowledge of the Seller, during the period of time that Seller has owned the Hotel Property and Manager has been manager, Manager has not issued to the Seller any written inspection reports or written deficiency reports with respect to the Hotel Property, the subject of which remains unsatisfied or otherwise uncured as of the date of this Agreement.

                 4.24     Intentionally Omitted.

                 4.25 Mechanics Liens. The Seller hereby represents, warrants, and covenants that all work required by the 1997 Capital Budget to be done prior to the Closing Date under the terms of any Lease or License has been or will be performed and fully paid for by the Seller prior to the Closing Date in accordance with the terms of such Lease or License, and all mechanics' and materialmen's liens arising from any labor or material furnished prior to the Closing Date and related to such work will be discharged so as to be omitted from Purchaser's Policy.

                 4.26 Hart Scott Rodino Act. By virtue of the consummation of the purchase and sale of the Hotel Property as contemplated in this Agreement, no filing must be made under the Hart-Scott-Rodino Act.

                 4.27 Liabilities of Seller. There are no liabilities or obligations (whether absolute, accrued, fixed or contingent) of the Seller other than as (a) shown on the financial statements attached as
         Schedule 4.14, (b) included in the calculation of the Working Capital Adjustment Amount, (c) listed on Schedule 4.27, and (d) otherwise specifically disclosed in this Agreement and on the schedules attached hereto.





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         5.      PURCHASER'S REPRESENTATIONS AND WARRANTIES:  Purchaser hereby represents and warrants unto Seller that each and every one of the following statements is true, correct and complete in every material respect as of the date of this Agreement.

                 5.1 Organization and Power. The Purchaser is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware, and has full corporate power and authority to enter into and perform its obligations under this Agreement.

                 5.2 Authority and Binding Effect. The execution and delivery of this Agreement and the performance by the Purchaser of its obligations hereunder have been duly authorized by all necessary corporate action on behalf of the Purchaser and require no further action or approval of Purchaser's shareholders, directors, member, managers or partners (as the case may be) or of any other individuals or entities in order to constitute this Agreement as a binding and enforceable obligation of Purchaser. This Agreement constitutes the legal, valid and binding agreement of the Purchaser, enforceable against the Purchaser in accordance with its terms (except as such enforceability may be limited by bankruptcy, insolvency, moratorium, fraudulent conveyance or other laws affecting the enforcement of creditors' rights generally, and by legal and equitable limitations on the availability of specific performance and other equitable remedies).

                 5.3 No Violation. The execution and delivery of this Agreement by the Purchaser and the performance by the Purchaser of its obligations hereunder do not and will not (a) contravene, or constitute a default under, any (i) provisions of its corporate charter, articles of incorporation or bylaws, (ii) applicable law or regulation, (iii) agreement, note, mortgage, indenture, lease, franchise, license or other instrument to which the Purchaser is a party or by which it is bound, or (iv) judgment, injunction, order, decree or other instrument binding upon the Purchaser or its assets.

                 5.4 No Litigation. There is no action, suit or proceeding pending or, to the Purchaser's knowledge, threatened, against or affecting the Purchaser in any court or before any arbitrator or before any governmental body or agency which in any manner challenges the validity or enforceability of this Agreement.

                 5.5 No Broker. The Purchaser has not retained any Broker in connection with the purchase and sale of the Hotel Property hereunder.

                 5.6 Hart Scott Rodino Act. By virtue of the consummation of the purchase and sale of the Hotel Property as contemplated in this Agreement, no filing must be made under the Hart-Scott-Rodino Act.





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         6.      COVENANTS, DUE DILIGENCE, INSPECTION AND DELIVERIES:

                 6.1 Title and Survey Documents. Purchaser has obtained the Title Commitment and Supporting Documents and shall obtain the Survey. If different from the description contained in Exhibit A attached to this Agreement, the legal description of the Land contained in the Survey, once the correctness thereof has been confirmed by Seller, Purchaser and the Title Company, shall be substituted for the description of the Land contained in said Exhibit A and this Agreement shall be deemed amended by the substitution of the legal description of the Land contained in the Survey as a new Exhibit A without the necessity of the parties executing any additional written amendments to this Agreement provided that the Title Company shall accept such description to be used in the Owner Policy of Title Insurance, in Seller's Deed, and in any Loan Policy of Title Insurance and any mortgage to be delivered to any lender at Closing.

                 6.2 UCC Search. Seller has provided Purchaser, at Seller's sole cost and expense, with a UCC Search.

                 6.3 Access to Records and Financial Information. Purchaser and Purchaser's authorized representatives, auditors, agents, employees and lenders shall have the right, prior to Closing, at Purchaser's sole cost, risk and expense, and upon reasonable notice, to examine and inspect, at reasonable times during normal business hours, the then existing books, records, surveys, plans, specifications, permits, certificates of occupancy and other files that are relevant to the management, ownership, operation, use, occupancy, construction or leasing of the Hotel Property, which are in Seller's possession or control, and which have not been otherwise provided to Purchaser as required elsewhere herein. In addition, Purchaser, at its sole cost and expense, may have its agents, employees or auditors conduct an audit of the books and records of the Hotel Property. In connection with Purchaser's inspections and studies Purchaser may engage in discussions with the hotel's General Manager, Controller, Director of Engineering, and Director of Marketing and other hotel personnel. Purchaser and its representatives and employees shall not unreasonably interfere with the operation of the Hotel Property or the right to privacy or, guests and patrons of the hotel. Further, Purchaser's independent public accountant shall have access to all financial and other existing information relating to the Hotel Property sufficient to enable them to prepare audited financial statements in conformity with Regulation S-X of the SEC and to enable them to prepare a registration statement, report or disclosure statement for filing with the SEC on behalf of the Purchaser and/or its affiliates. Prior to Closing, Seller shall also provide to Purchaser's representatives a signed representation letter sufficient to enable such independent public accountant to render an opinion on the financial statements related to the Hotel Property; provided, however, that any information provided by Seller in such letter shall be limited to Seller's actual knowledge.

                 6.4 Inspections. Prior to Closing, the Seller shall give the Purchaser and the Purchaser's agents and representatives reasonable access to the Hotel Property, during normal business hours and on reasonable prior notice, and the right to physically inspect the Hotel Property and to conduct soil tests, environmental tests and inspections, and other tests and inspections (so long as such tests and inspections do not unreasonably interfere with the use and occupancy of the Hotel by Seller, by guests or patrons of the Hotel property, or by tenants). Seller may accompany Purchaser and its agents and representatives in any such inspections. The costs and expenses of Purchaser's investigation shall be borne solely by Purchaser and Purchaser shall indemnify and hold Seller harmless from any cost, claim or expense in connection therewith. Purchaser shall have the obligation to repair any damage caused by Purchaser's inspections and tests to the condition prior to Purchaser's entry, which obligation shall survive any termination of this Agreement. The terms of this Agreement and all information furnished by Seller to Purchaser in accordance with the provisions of this Agreement or obtained by Purchaser in the course of its investigations shall be treated as confidential information by Purchaser, except that Purchaser may disclose such information as provided in Section 10.17 and/or to prospective investors and lenders, to attorneys and other parties assisting or representing Purchaser in connection with the subject transaction, and to others as may be required by lawful order. The foregoing obligation to treat such information as confidential shall survive any termination of this Agreement but shall not survive Closing. In all cases, Purchaser shall have access only upon reasonable notice and during reasonable hours.

                 6.5 Permitted Exceptions. Notwithstanding any other provision herein set forth, Purchaser shall not be entitled to make any objection or terminate this Agreement on the basis of any lien, encumbrance or security interest which Seller is to discharge contemporaneous with Closing or which are created by Purchaser at Closing in connection with Purchaser's acquisition of the Hotel Property or any Permitted Exceptions.

                 6.6 Third Party Consents. Prior to the Closing Date, Seller shall, provided there is no material expense to Seller, use reasonable good faith efforts and cooperate with Purchaser to obtain all third party consents and approvals required in order for Purchaser to purchase the Hotel Property but obtaining such consents shall not be a condition precedent to Purchaser's obligations hereunder.

                 6.7      Intentionally Omitted.

                 6.8      Intentionally Omitted.

                 6.9 Fees and Expenses. The Seller and the Purchaser each has paid or will pay all expenses that they have incurred in connection with the negotiation, execution, delivery and performance of this Agreement, except as otherwise provided in this Agreement.

                 6.10 Activities. Prior to the Closing Date, the Seller will not engage in any activity other than the ownership of the Hotel Property and will not enter into any agreement with respect to the sale or lease of the Hotel Property. Seller will instruct

         Manager to not take any action, or fail to take any action, which would result in the creation of any lien, claim, encumbrance or security interest in respect of the Hotel Property. The Seller will not engage any party other than the Manager as manager of the Hotel Property.

                 6.11 Warranties and Guaranties. The Seller shall not before or after Closing, release or modify any warranties or guarantees, if any, of manufacturers, suppliers and installers relating to the Improvements and the Tangible Personal Property or any part thereof, except with the prior written consent of the Purchaser.

                 6.12 Subsequent Developments. After the date of this Agreement and until the Closing Date, Seller shall keep Purchaser fully informed of all Subsequent Developments. Without limiting the foregoing, Seller shall instruct Manager to deliver to Purchaser by Closing (i) summaries of occupancies, rates, and total food and beverage volumes, (ii) updated Financial Statements, and (iii) an update, if any is necessary, of the Schedule of Service Contracts, the Schedule of Tangible Personal Property Leases, the Schedule of Leases, and the Schedule of Deposits and Utility Reservations, along with a true copy of any new written agreements described therein.

                 6.13 Limitation on Further Sales Efforts. Seller shall not execute other offers to sell the Hotel Property prior to the termination of this Agreement in accordance with its terms and shall not market the Hotel Property.

                 6.14 Interim Operation of Hotel. Seller hereby covenants and agrees that between the date of this Agreement and the Closing, Seller shall instruct Manager to (in all cases consistent with past practices):

                          a. Operate, manage, and maintain the Hotel Property in all material respects consistent with Seller's prior practice and as a reasonable and prudent operator of like-kind hotels in the same competitive market would operate, manage, and maintain the Hotel Property, including, without limitation, (i) using reasonable efforts to keep available the services of its present employees at the Improvements and to preserve its relations with guests, suppliers and other parties doing business with Seller with respect to the Hotel Property, (ii) accepting booking contracts for the use of the Hotel facilities on terms not less favorable than the terms typically arranged by Seller as of the date of this Agreement and retaining such bookings consistent with prior practice,
                 (iii) maintaining the current level of advertising and other promotional activities for Hotel facilities, (iv) maintaining its books of accounts and records in the usual, regular, timely, and ordinary manner, in accordance with accounting principles applied on a basis consistent with the basis used in keeping its books in prior years, (v) remaining in substantial compliance with all current license and franchise agreements, and (vi) maintaining the present level of insurance with respect to the Hotel Property.

                          b. Not commit waste of any portion of the Hotel Property affecting the value of the Hotel Property in any material respect.

                          c. Keep and maintain the Hotel in a state of repair and condition consistent with the requirements of
                 Section 6.14a above.

                          d. Keep, observe, and perform all its material obligations under the Leases, the Tangible Personal Property Leases, the Service Contracts, the Licenses (in particular, the license agreement between Seller and Clubhouse Inns of America for the Hotel), and all other applicable contractual arrangements relating to the Hotel Property.

                          e. Not enter into (i) any new agreements of the nature of the Occupancy Agreements and Operating Agreements or any amendments, modifications, renewals or extensions of any existing Occupancy Agreements or Operating Agreements that are not consistent with Seller's prior practice at the Hotel, or
                 (ii) any new agreements of the nature of the Service Contracts, Tangible Personal Property Leases, or Leases or any amendments, modifications, renewals or extensions of any existing Service Contracts, Tangible Personal Property Leases, or Leases without Purchaser's prior written consent, except that Seller shall not be required to obtain Purchaser's consent to any new agreement or to any renewal or extension specifically permitted under the terms of an existing Service Contract, Tangible Personal Property Lease, or Lease on terms consistent with prudent commercial practice, provided that any such new agreement or renewal or extension shall be terminable without penalty on not more than thirty (30) days' notice, for Service Contracts and Tangible Personal Property Leases, and shall not exceed a term of six (6) months, for Leases, or in any case cost in excess of $10,000.00, without Purchaser's prior written consent, such consent not to be unreasonably withheld or delayed; provided that Seller shall deliver to Purchaser a copy of any such new agreement or renewal or extension whether or not such consent is required under this
                 Section 6.14e at the time that Seller updates the Schedules as provided in Section 6.12.

                          f. Not cause or permit the removal of Tangible Personal Property from the Hotel except for the purpose of discarding and replacing, where needed or appropriate, worn items, and timely make all repairs, maintenance, and replacements to keep the Hotel Property and all Tangible Personal Property in good operating condition in all material respects, ordinary wear and tear excluded.

                          g. Keep Inventory adequately stocked, consistent with Seller's prior practice, as if the sale of the Hotel Property hereunder were not to occur, including without limitation, maintaining linens and bath towels and washcloths at least at a 3-par level for all guest rooms in the Hotel.

                          h. Not grant any bonus, free rent, rebate or other concession to any present or future Tenant, not otherwise specifically granted in the operative Lease, without Purchaser's prior written consent.

                          i. Advise Purchaser promptly of any litigation, arbitration, or administrative hearing before any court or governmental agency concerning or affecting the Hotel which is instituted or threatened after the date of this Agreement.

                          j. Comply with all matters of the nature of the matters described in Sections 4.12 and 4.16.

                          k.      Not sell or assign or enter into any
                 agreement to sell or assign, or to create or permit to exist (as of Closing) any lien or encumbrance (other than a Permitted Exception) on, the Hotel Property or any portion thereof.

                          l. Use best efforts to not allow any License or other right currently in existence with respect to the operation, use, occupancy or maintenance of the Hotel to expire, be canceled or otherwise terminated without Purchaser's prior written consent.

                          m. Except to the extent consistent with prior practice, not cancel any existing booking contracts for the use of Hotel facilities or new booking contracts obtained by Seller after the date of this Agreement.

                          n.      Pay or cause to be paid all taxes,
                 assessments and other impositions levied or assessed on the Hotel Property or any part thereof prior to the date on which the payment thereof is due, unless said taxes, assessments, and other impositions are being contested; provided, however, if by law said taxes must be paid despite a contest, Seller shall pay said taxes, assessments and other impositions.

                          o. Not, between the date hereof and the date of Closing, enter into any new employment contracts, union contracts, collective bargaining agreements or agreements for management level personnel or hire any new employees at the management level except with the prior written consent of the Purchaser, which consent shall not be unreasonably withheld, conditioned or delayed. All of Seller's employees at the Hotel shall be terminated as of the Closing Date. At all times prior to Closing, the Purchaser shall follow the commercially reasonable requests of the Seller to minimize the interference with the Seller's business.

                          p. Until Closing all insurance premiums for such policies (and any replacements thereof) shall be paid by the Seller on or before the due date therefor. The Seller shall pay all premiums on, and shall not cancel or voluntarily allow to expire, any of the Seller's insurance polices unless such policy is replaced, without any lapse of coverage, by another policy or policies providing coverage at least as extensive as the policy or policies being replaced if such coverage is available.

                          q. Not enter into any new management agreement, maintenance or repair contract, supply contract, lease in which it is lessee or other agreements with respect to the Hotel Property, nor shall the Seller enter into any agreements modifying the Operating Agreements except in the ordinary course of business, unless (a) any such agreement or modification will not bind the Purchaser or the Hotel Property after the date of Closing or (b) the Seller has obtained the Purchaser's prior written consent to such agreement or modification.

                 6.15 Notice of Violations. The Seller hereby covenants and agrees that any and all notices of violation with respect to Authorizations shall be promptly disclosed to the Purchaser upon the Seller receiving notice thereof.

         7.      CONDITIONS PRECEDENT:

         Each of the provisions in this Article constitute conditions precedent to Closing to be satisfied prior to or simultaneously with Closing.

                 7.1 Purchaser's Conditions. The Purchaser's obligations hereunder, including, without limitation, the Purchaser's obligation to close the purchase of the Hotel Property and to pay to the Seller the Purchase Price as contemplated hereby, are subject to the satisfaction of the following conditions precedent and the compliance by the Seller with the following covenants:

                          a. Seller Deliveries. Simultaneously with the Purchaser's delivery to the Seller of the Purchase Price, the Seller shall have delivered to the Purchaser all of the documents and other information required of Seller pursuant to
                 Section 8.1 and 8.3.

                          b. Representations and Warranties True and Correct. The Purchaser shall have received at Closing Seller's Certificate.

                          c. Title to Hotel Property. The Purchaser shall have determined that the Seller is the sole owner of good and marketable fee simple title to the Hotel. The Seller shall not have taken any action from the date hereof and through and including the date of Closing that would adversely affect the status of title to the Hotel Property.

                          d. Hotel Property Free of Tenancies. On the Closing Date, Seller shall have delivered to the Purchaser possession of the Hotel Property free and clear of all tenancies of every kind and parties in possession, except for the tenants under the Leases and guests in the Hotel, and with all parts of the Hotel Property (including, without limitation, the Improvements and Tangible Personal Property), excluding those disposed of and/or replaced in the ordinary course of business, in substantially the same condition as the same were on the date of this Agreement, normal wear and tear only excepted.

                          e. Conveyance Standard. The Hotel Property shall have been conveyed, assigned, and transferred to Purchaser at Closing, (i) free and clear of all mortgages, debts, liens, encumbrances, security interests, other encumbrances, and prior assignments and conveyances, (ii) free and clear of the franchise agreement and Management Agreement, and (iii) free and clear of all licenses, leases, and other agreements (other than the Permitted Exceptions), and (iv) subject only to the Permitted Exceptions (the "CONVEYANCE STANDARD").

                          f. Merger. The Merger and Simultaneous Purchase shall have been consummated or simultaneously be occurring.

                          g. Opinion of Counsel. The Purchaser shall have received the opinion of Taft, Stettinius & Hollister, counsel to the Seller, with respect to the matters set forth in Sections 4.1, 4.2, and 4.6.

                          h. Condition of Hotel Property Upon Closing. The Hotel Property will be in materially good operating condition on the Closing Date.

                          i. Title Policy. Seller shall have delivered title to the Hotel which is insurable in accordance with and pursuant to the Title Commitment, subject only to the Conveyance Standard.

                          j. Management Agreement. Consent and agreement of Manager for the termination of the Management Agreement without payment of a termination fee or similar penalty, together with a confirmation from Manager of Seller's representations and warranties made herein.

                 7.2 Seller's Conditions. The obligations of the Seller hereunder, including the Seller's obligation to sell and assign the Hotel Property as contemplated hereby, are subject to the satisfaction of the following conditions precedent and the compliance by the Purchaser with the following covenants:

                          a. Receipt of Purchase Price. Simultaneous with the Seller's delivery of the Seller's Deed to the Hotel Property and the other documents described in Section 8.1 and
                 8.3 of this Agreement, the Seller shall have received the Purchase Price, subject to Section 8.5.

                          b. Representations and Warranties True and Correct. The Seller shall have received at Closing Purchaser's Certificate.

                          c.      Merger.  The Merger shall have been
                 consummated or simultaneously be occurring.

                          d. Opinion of Counsel. Seller shall have received the opinion of Locke Purnell Rain Harrell, counsel to the Purchaser, with respect to the matters set forth in Sections 5.1, 5.2, and 5.3.

                          e. Closing of Warrant Conversion Agreement. The transaction contemplated in the Warrant Conversion Agreement (as described in the Merger Agreement) shall have been consummated or simultaneously be occurring.

                          f. Management Agreement. Consent and agreement of Manager for the termination of the Management Agreement without payment of a termination fee or similar penalty, together with a confirmation from Manager of Seller's representations and warranties made herein.

                 7.3 Conditions Precedent to Closing. Unless the Merger and Simultaneous Purchase occur, pursuant to their terms, by no later than July 31, 1997, or such other designated date in the Merger Agreement (if such date is extended in the Merger Agreement by agreement of the parties thereto), Closing shall not occur and this Agreement shall automatically terminate and shall have no further force or effect, and the parties hereto shall have no obligation to each other.

                 7.4      Intentionally Omitted.

                 7.5      Intentionally Omitted.

                 7.6      Intentionally Omitted.

         8.      CLOSING.

                 8.1 Seller's Deliveries. At Closing the Seller, at Seller's sole cost and expense, shall deliver to Purchaser or the Title Company on behalf of Purchaser all of the following instruments, each of which shall have been duly executed and, where applicable, acknowledged on behalf of the Seller and shall be dated as of the date of Closing:

                          a. Instruments sufficiently evidencing the release of any mortgages, pledges, or similar or like liens affecting the Hotel, described on Schedule 4.5.

                          b.      Seller's Certificate.

                          c.      Seller's Deed.

                          d.      Bill of Sale.

                          e. An assignment of all Intangible Personal Property, Inventory, Deposits, and Cash and Equivalents from Seller to Purchaser, which is intended to be all of the assets of the Seller (except for the Hotel, Tangible Personal Property and Receivables which will have been conveyed or assigned to the Purchaser by the Seller's Deed, Bill of Sale, and UCC-17, respectively, in a form reasonably acceptable to both Purchaser and Seller.

                          f. UCC-1 Financing Statement conveying the Receivables from the Seller to the Purchaser.

                          g.      FIRPTA Affidavit.

                          h. Items required from Manager with respect to the termination of the Management Agreement and as further provided in Section 7.1j and 7.2f.

                          i. A written instrument executed by the Seller, conveying and transferring to the Purchaser all of the Seller's right, title and interest in any telephone numbers and facsimile numbers relating to the Hotel Property, and, if the Seller maintains a post office box relating to the Hotel Property, conveying to the Purchaser all of its interest in and to such post office box and the number associated therewith, so as to assure a continuity in operation and communication.

                          j. A list of the Receivables as of midnight on the date prior to the Closing, specifying the name of each account and the amount due with respect thereto.

                          k. An affidavit from the general manager of the Hotel setting forth the date through which all employees have been paid and setting forth and describing in detail, as to each employee, all accrued but unpaid vacation pay and other fringe benefits, and, to the extent permitted by law, a document transferring to Purchaser Seller's employment rating for workers' compensation and state unemployment tax purposes.

                          l. An updated schedule of employees, showing salaries and duties with a statement of the length of service of each such employee, brought current to a date not more than 48 hours prior to the Closing.

                          m. Written notice executed by Seller notifying all interested parties under the Leases, Occupancy Agreements, Operating Agreements, and Service Contracts that the Hotel Property has been conveyed to the Purchaser and directing that all payments, inquiries and the like be forwarded to the Purchaser at the address to be provided by the Purchaser.

                          n. Certified copies of the Seller's bylaws, articles of incorporation and Certificate of account status issued by the Secretaries of State of Tennessee and Kansas.

                          o.      Resolutions.

                          p. All Plans and Specs, keys, access cards and combinations (properly tagged for identification), to the extent in the Seller's possession.

                          q. All books, records, operating reports, appraisal reports, files and other materials in the Seller's possession or control which are necessary in the Purchaser's reasonable discretion to maintain continuity of operation of the Hotel Property.

                          r. Certificates and/or registration of title and keys for any vehicle owned by the Seller and used in connection with the Hotel Property.

                          s. A valid, final and unconditional certificate of occupancy for the Hotel Property, issued by the appropriate governmental authority.

                          t. All current real estate and personal property tax bills in the Seller's possession or under its control.

                          u. A complete set of all guest registration cards, guest transcripts, guest histories, and all other available guest information, to the extent in the Seller's possession.

                          v.      A complete list of all advance room
                 reservations, functions and the like, in reasonable detail, so as to enable the Purchaser to honor the Seller's commitments in that regard.

                          w. To the extent transferable under applicable law, any and all other items, certificates and documents necessary to own, operate and manage the Hotel Property, including, without limitation, leases, service contracts, and certificates and permits, especially as such certificates and permits pertain to zoning, food and alcohol.

                          x.      Opinion of Counsel, pursuant to Section 7.1g.

                 8.2 Purchaser's Deliveries. At the Closing and at Purchaser's sole cost and expense, Purchaser shall deliver the following to the Title Company for delivery to Seller:

                          a.      The Purchase Price, subject to the terms of
                 Section 8.5.

                          b. Resolutions evidencing that the person or persons executing the closing documents on behalf of Purchaser have full right, power and authority to do so.

                          c.      Purchaser's Certificate.

                          d.      Opinion of Counsel, pursuant to Section 7.2d.

                          e. An assumption agreement, in a form acceptable to the Seller and the Purchaser.

                 8.3 Mutual Deliveries. At Closing, the Purchaser and the Seller shall mutually execute and deliver each to the other:

                          a. A closing statement reflecting the Purchase Price and the adjustment and prorations required hereunder and the allocation of income and expenses required hereunder.

                          b. A certificate setting forth the allocations described in Article 2, signed by both the Seller and the Purchaser.

                          c. Such other and further instruments or documents as may be reasonably required by either party hereto or their respective counsel to effectuate the purchase and sale of the Hotel Property in the jurisdiction in which the Hotel Property is located, as contemplated in this Agreement.

                 8.4 Document Preparation and Closing Costs. The cost of preparing or obtaining documents to be delivered by Purchaser to Seller pursuant to this Agreement and Purchaser's attorney's fees and expenses shall be paid by Purchaser. The cost of preparing or obtaining documents to be delivered by Seller to Purchaser pursuant to this Agreement and Seller's attorneys fees and expenses shall be paid by Seller. At Closing, the Purchaser shall pay for all transfer and recording fees and taxes incurred by reason of this transaction, all termination fees payable to the Manager (if any), title policy premiums for the title policy to be issued to Purchaser's lender, Survey costs, and all transfer, assumption and/or assignment fees and charges imposed by any party with whom Seller has privity having an interest in the Hotel. At Closing, the Seller shall pay for all title policy premiums for the Policy to be issued to the Purchaser pursuant to the Title Commitment in the amount of the Purchase Price (provided however, any additional endorsements and any loan title policy shall be Purchaser's expense). Purchaser shall pay all fees and charges with respect to Purchaser's debt instruments.

                 8.5 Estimation of Working Capital. At Closing, the Purchaser shall pay to the Seller $5,068,500, in addition to or less the amount representing Estimated Working Capital, subject to the terms of Section 8.6.

                 8.6      Post-Closing Adjustment.

                          a. Closing Balance Sheet. Within 30 days subsequent to the Closing, the Purchaser in consultation with the Seller shall prepare, in accordance with GAAP, a consolidated balance sheet of the Seller as of 6:00 a.m. on the Closing Date, including all normal year-end adjustments pro-rated for any partial year (collectively, the "CLOSING BALANCE SHEET"). Upon completion of the Closing Balance Sheet, the Purchaser shall determine the Working Capital Adjustment Amount. The Purchaser shall thereupon deliver to the Seller: (i) a copy of the Closing Balance Sheet and (ii) a reasonably detailed calculation of the Working Capital Adjustment Amount, along with an explanation in reasonable detail of the basis for such calculation.

                          b. Objections; Resolution of Objections. If the Seller does not object to the Working Capital Adjustment Amount, as determined by the Purchaser, within twenty (20) days after the receipt of the Closing Balance Sheet, such determination of the Working Capital Adjustment Amount shall be final, binding and conclusive for all purposes. If the Seller objects to the Working Capital Adjustment Amount, as determined by the Purchaser, it shall notify the Purchaser within twenty (20) days following receipt of the Closing Balance Sheet, setting forth in reasonable detail the basis for its objection and its proposal for any adjustments to the Working Capital Adjustment Amount. The Purchaser and the Seller shall seek in good faith to reach agreement as to any such proposed adjustment or that no such adjustment is necessary within thirty (30) days following receipt of notice of the Seller's objection. If agreement is reached in writing within such period as to all proposed further adjustments, or that no adjustments are necessary, the parties shall make such adjustments, if any, and the Working Capital Adjustment Amount shall be based thereon. If the Seller and the Purchaser are unable to reach agreement within thirty (30) days following receipt of notice of the Seller's objection, then such "Big-6" accounting firm as shall be agreed upon by the Seller and the Purchaser (the "Third Party Accounting Firm") shall be engaged to review the proposed Working Capital Adjustment Amount and, to the extent necessary, the Closing Balance Sheet, and shall make a determination as to the resolution of any adjustments necessary to cause the Working Capital Adjustment Amount to have been properly prepared in accordance with this Agreement. All such resolutions shall relate only to such matters as are still in dispute and were properly included in the notice of the Seller's objection and shall represent either agreement with the position taken by the Seller or by the Purchaser or a compromise between such positions. The determination of the Third Party Accounting Firm shall be delivered as soon as practicable following selection of the Third Party Accounting Firm and shall be final, conclusive and binding upon the Seller and the Purchaser. If the Working Capital Adjustment Amount as determined by the Third Party Accounting Firm would result in a number that is more than ten percent

         (10%) greater than the number that would result from the Working Capital Adjustment Amount as last proposed by the Purchaser prior to engagement of the Third Party Accounting Firm, then the Purchaser shall pay the costs and expenses of the Third Party Accounting Firm. In all other cases the Seller shall pay such costs and expenses.

                          c. Final Reconciliation of Working Capital Adjustment Amount. Upon final determination of the Working Capital Adjustment Amount, (i) if the Working Capital Adjustment Amount is a positive number, the Purchaser shall promptly deliver to the Seller the amount representing the difference between the Estimated Working Capital as estimated at Closing and the Working Capital Adjustment Amount or (ii) if the Working Capital Adjustment Amount is a negative number, then Seller shall promptly deliver to Purchaser the amount representing the difference between the Estimated Working Capital as estimated at Closing and the Working Capital Adjustment Amount. The party which owes the other party any sums hereunder shall pay such party such sums within ten (10) days after the reconciliation of such sums. The obligations to provide the Closing Balance Sheet, make such reconciliations and pay any such sums shall survive the Closing.

                          d.      Definitions.  For purposes of this Agreement,

                                  (1)  Net Working Capital.  "NET WORKING
                 CAPITAL" shall mean the aggregate of the working capital plus all cash reserves of the Seller, as reflected on the Closing Balance Sheet. For purposes of determining Net Working Capital, there shall be excluded from the Net Working Capital
                 (A) the amount of long-term indebtedness of the Seller becoming due within 12 months of Closing, (B) an amount equal to $25,000 in connection with capital expenditures, and (C) all amounts paid or payable by the Seller under Section 8.4 hereof or otherwise under this Agreement. The amounts in (C), to the extent actually paid by the Seller at, or prior to, Closing, shall be deemed excluded from the Net Working Capital at that time, so during the period of reconciliation, said amounts shall not be excluded again from Net Working Capital.

                                  (2)  Reference Net Working Capital Amount.
                 The "REFERENCE NET WORKING CAPITAL AMOUNT" shall equal a negative $50,000.

                                  (3)      Working Capital Adjustment Amount.

                                        i)      If the Net Working Capital is
                          zero or is a positive number, then the "Working Capital Adjustment Amount" shall be a positive number and shall be equal to the Net Working Capital plus the Reference Net Working Capital Amount (taken as a positive number),

                                        ii)     If the Net Working Capital is a
                          negative number but is greater (i.e., closer to zero) than the Reference Net Working Capital Amount, then the "Working Capital Adjustment Amount" shall be a positive number and shall be equal to the difference between the Reference Net Working Capital Amount (taken as a positive number) and the Net Working Capital (taken as a positive number), or

                                        iii)    If the Net Working Capital is a
                          negative number but is less (i.e., further from zero) than the Reference Net Working Capital Amount, then the "Working Capital Adjustment Amount" shall be a negative number and shall be equal to the difference between the Net Working Capital (taken as a positive number) and the Reference Net Working Capital Amount (taken as a positive number).

                 8.7      Intentionally Omitted.

         9.      DEFAULT:

                 9.1      (a)     Seller's Default.  If, at or prior to
         Closing, for any reason other than termination hereof pursuant to a right granted to the Seller hereunder to do so or because of an uncured default by the Purchaser (i) the Seller refuses or fails to consummate the transaction contemplated by this Agreement, or (ii) the Seller otherwise wrongfully fails to perform any of its obligations or agreements hereunder, or if, at or prior to Closing, any representation or warranty made by or on behalf of Seller herein shall have been materially incorrect when made, then Purchaser shall give Seller and the Title Company written notice specifying the nature of the default, and Seller shall have ten (10) days from receipt of Purchaser's notice within which to cure the specified default. If at the end of the ten (10) day period, the default is still not cured, then Purchaser may terminate this Agreement or seek specific performance of this Agreement.

                          (b) Purchaser's Default. If, at or prior to Closing, for any reason other than termination hereof pursuant to a right granted to the Purchaser hereunder to do so or because of an uncured default by the Seller (i) the Purchaser refuses or fails to consummate the transaction contemplated by this Agreement, or (ii) the Purchaser otherwise wrongfully fails to perform any of its obligations or agreements hereunder, or if, at or prior to Closing, any representation or warranty made by or on behalf of Purchaser herein shall have been materially incorrect when made, then Seller shall give Purchaser and the Title Company written notice specifying the nature of the default, and Purchaser shall have ten (10) days from receipt of Seller's notice within which to cure the specified default. If at the end of the ten (10) day period, the default is still not cured, then Seller may terminate this Agreement or seek specific performance of this Agreement.

                 9.2 Litigation. In the event of any litigation between the parties arising out of or in any way connected with this Agreement, then the prevailing party in such litigation shall be entitled to recover its costs of prosecuting and/or defending such action, including, without limitation, reasonable attorneys' fees and costs at trial and all appellate levels. The provisions of this paragraph shall survive the Closing of the purchase and sale of the Hotel Property hereunder. Should either party employ an attorney or attorneys to enforce any of the provisions hereof or to protect its interest in any manner arising under this Agreement, the nonprevailing party in any action pursued in a court of competent jurisdiction (the finality of which is not legally contested) agrees to pay to the prevailing party all reasonable costs, damages, and expenses, including attorneys' fees, expended or incurred in connection therewith.

         10.     MISCELLANEOUS:

                 10.1 Completeness; Modification; Waiver. This Agreement constitutes the entire agreement between the parties hereto with respect to the transactions contemplated hereby and supersedes all prior discussions, understandings, agreements and negotiations between the parties hereto. This Agreement may be modified only by a written instrument duly executed by the parties hereto. No term or condition of this Agreement shall be deemed waived in whole or in part, except by an instrument in writing signed by an authorized representative of the waiving party which references specifically the term or condition to be waived and which states explicitly that the term or condition is waived. No waiver of any term or condition hereof by any party hereto shall be deemed or construed to be (a) a waiver by such party of any other term or condition hereof or (b) a waiver of such term or condition for any party, any period or any purpose other than as expressly set forth in the written instrument.

                 10.2     Seller's Indemnities.

                          a. On the terms set forth in this Section 10.2, the Seller hereby agrees to indemnify and hold harmless the Purchaser from and against, and agrees to defend promptly the Purchaser from and reimburse the Purchaser for Losses, which the Purchaser may suffer or incur, or become subject to, as a result of or in connection with (i) any breach or inaccuracy of any of the representations, warranties or covenants made by the Seller in or pursuant to this Agreement or any other agreement or document executed by them in connection with the transactions contemplated hereby; or (ii) the presence of Hazardous Substances in, on, under, at, or emanating from, the Hotel Property on the Closing Date or any violation of Environmental Requirements by the Seller or any other third party in connection with the Hotel Property or the use of the Hotel Property occurring prior to the Closing Date, provided, that the Seller shall not be required to indemnify the Purchaser hereunder unless and until the aggregate amount of Losses for which indemnification is sought first exceeds $50,000, in which event the Purchaser may seek indemnification for all Losses exceeding the initial $50,000; and provided further, that the total indemnification liability of the Seller shall in no event exceed $250,000, in the aggregate.
                 In other words, Seller shall in no event be required to pay to Purchaser more than $250,000 for purposes of this Section 10.2a.

                          b. Any amounts for which the Seller shall be liable under Section 10.2a shall be net of any insurance proceeds received by the Purchaser in connection with the facts giving rise to the right of indemnification.

                          c. Promptly after acquiring knowledge of any claim in respect of which the Purchaser may seek indemnification from the Seller hereunder, the Purchaser shall provide the Seller with a written notice of the facts surrounding the claim and shall also provide the Seller copies of any materials in the Purchaser's possession describing the facts or containing information with respect to the claim and Losses for which indemnification is sought. Notwithstanding the preceding sentence, failure of the Purchaser to give notice hereunder shall not release the Seller from its obligations under this Section 10.2, except to the extent the Seller is actually prejudiced by such failure to give notice.

                          d. In the event of claims that are covered by the indemnity provisions of Section 10.2a, the Seller shall have the right, at its sole cost and expense (subject to the indemnification limitations set forth herein), to defend any and all such claims and, in connection with such defense, to control all settlements (subject to the consent of the Purchaser, which consent the Purchaser may withhold in its sole discretion if the proposed settlement would result in any cost, expense or liability to the Purchaser that is not fully and immediately paid by the Seller or in any material adverse effect on the financial condition, business or prospects of the Purchaser but which consent otherwise will not be unreasonably withheld or delayed). After written notice by the Seller to the Purchaser of its election to assume control of the defense of any such action, the Seller shall not be liable to the Purchaser hereunder for any legal expenses subsequently incurred by the Purchaser in connection with the defense thereof except as otherwise provided herein. The Purchaser shall have the right, but not the obligation, to participate at its own expense in the defense thereof by counsel of its own choosing, but the Seller shall be entitled to control the defense unless the Purchaser has relieved the Seller from liability with respect to such action or the Seller fails to assume the defense thereof. If the Seller does not promptly assume control of the defense of such action as provided in this Section 10.2d, the Purchaser shall have the right to defend such action in such manner as it may deem appropriate at the cost and expense of the Seller, and the Seller will promptly reimburse the Purchaser therefor. In the event the Purchaser shall assume the defense of any claim, it shall not effect any settlement that could result in any cost, expense or liability to the Seller unless the Seller consents in writing to such settlement (which consent will not be unreasonably withheld or delayed; provided, that the financial responsibility of the Seller with respect to such settlement shall not exceed the amounts required to be paid by the Seller pursuant to Section 10.2a). In connection with any claim, action or proceeding, the parties shall cooperate with each other and provide each other with access to relevant books and records in their possession.

                          e. This Section 10.2 shall be the sole remedy of the Purchaser against the Seller for any claim arising in connection with (i) and (ii) of Section 10.2a. The provisions of this Section 10.2 shall apply to any assignee of the Purchaser. The Seller's representations and warranties contained in this Agreement and the Seller's indemnity contained in Section 10.2a(ii) shall survive for a period of one year following the Closing.

                          f. Seller agrees to, and hereby does, indemnify and save harmless Purchaser against and from any loss, liability or expense, including reasonable attorneys' fees, arising out of any claim or claims for commissions or other compensation for bringing about this Agreement or the transactions contemplated hereby made by any Broker if such claim or claims made by any such Broker are based in whole or in part on any agreements entered into by Seller or its representatives for a commission or other compensation.
                 Seller shall likewise indemnify and save harmless Purchaser and its affiliates and their respective successors and assigns against and from any loss, liability or expense, including reasonable attorneys' fees, arising out of any claim or claims for commissions or other compensation relating to the Leases.

                          g.      Intentionally Omitted.

                          h.      Intentionally Omitted.

                 10.3     The Purchaser's Indemnity.

                          a. On the terms set forth in this Section 10.3, the Purchaser hereby agrees to indemnify and hold harmless the Seller from and against, and agrees promptly to defend the Seller from and reimburse the Seller for Losses which the Seller may suffer or incur, or become subject to, as a result of or in connection with any breach or inaccuracy of any of the representations, warranties or covenants made by the Purchaser in or pursuant to this Agreement; provided, that the Purchaser shall not be required to indemnify the Seller pursuant to this Section 10.3a unless and until the amount of Losses for which indemnification is sought first exceeds $50,000, in which event the Seller may seek indemnification for all Losses exceeding the initial $50,000; and, provided further, that the total indemnification liability of the Purchaser to the Seller shall in no event exceed $250,000, in the aggregate. In other words, Purchaser shall in no event be required to pay to Seller more than $250,000 for purposes of this Section 10.3a.

                          b. Any amounts for which the Purchaser shall be liable under Section 10.3a shall be net of any insurance proceeds received by the Seller in connection with the facts giving rise to the right of indemnification.

                          c. Promptly after acquiring knowledge of any claim in respect of which any Seller may seek indemnification from the Purchaser hereunder, the Seller shall provide, or cause to be provided, to the Purchaser a written notice of the facts surrounding the Losses and the claim and shall also provide, or cause to be provided, to the Purchaser, copies of any materials in the Seller's possession describing the facts or containing information with respect to the Losses for which indemnification is sought. Notwithstanding the preceding sentence, failure of the Seller to give notice hereunder shall not release the Purchaser from its obligation under this
                 Section 10.3, except to the extent the Purchaser is actually prejudiced by such failure to give notice.

                          d. In the event of claims that are covered by the indemnity provisions of Section 10.3a, the Purchaser shall have the right, at its sole cost and expense (subject to the indemnification limitations set forth herein), to defend any and all such claims and, in connection with such defense, to control all settlements (subject to the consent of the Seller, which consent the Seller may withhold in its sole discretion if the proposed settlement would result in any cost, expense or liability to the Seller that is not fully and immediately paid by the Purchaser or in any material adverse effect on the financial condition, business or prospects of the Seller, but which consent otherwise will not be unreasonably withheld or delayed). After written notice by the Purchaser to the Seller of its election to assume control of the defense of any such action, the Purchaser shall not be liable to the Seller for any legal expenses subsequently incurred by the Seller in connection with the defense thereof. The Seller shall have the right, but not the obligation, to participate at its own expense in the defense thereof by counsel of its own choosing, but the Purchaser shall be entitled to control the defense unless the Seller has relieved the Purchaser from liability with respect to such action or the Purchaser fails to assume the defense thereof. If the Purchaser does not promptly assume control of the defense of such action as provided in this Section 10.3d, the Seller shall have the right to defend such action in such manner as it may deem appropriate at the cost and expense of the Purchaser, and Purchaser will promptly reimburse the Seller therefor. In the event the Seller shall assume the defense of any claim, it shall not effect any settlement that could result in any cost, expense or liability to the Purchaser unless the Purchaser consents in writing to such settlement (which consent will not be unreasonably withheld or delayed; provided, that the financial responsibility of the Purchaser with respect to such settlement shall not exceed the amounts required to be paid by the Purchaser pursuant to Section 10.3a). In connection with any claim, action or proceeding, the parties shall cooperate with each other and provide each other with access to relevant books and records in their possession.

                          e. This Section 10.3 shall be the sole remedy of the Seller against the Purchaser for any claim arising in connection with the transactions contemplated herein. This
                 Section 10.3 shall apply to any assignee of the Purchaser.
                 The

                 Purchaser's representations and warranties made herein shall survive for a period of one year following the Closing.

                          f. Purchaser agrees to, and hereby does, indemnify and save harmless Seller against and from any loss, liability or expense, including reasonable attorneys' fees, arising out of any claim or claims for commissions or other compensation for bringing about this Agreement or the transactions contemplated hereby made by any Broker if such claim or claims made by any such Broker are based on any agreements entered into by Purchaser or its representatives for a commission or other compensation.

                          g. Purchaser hereby indemnifies and agrees to hold Seller harmless of and from all Losses which the Seller may suffer or incur by reason of any liabilities assumed by the Purchaser hereunder, or, any debt, act or cause of action occurring and accruing subsequent to the Closing Date and arising from the ownership or operation of the Hotel Property by Purchaser subsequent to the Closing Date.

                 10.4 Post Closing Matters. After the Closing Date the Seller will execute and deliver such further documentation as the Purchaser may reasonably request to evidence the acquisition and ownership of the Hotel Property by the Purchaser.

                 10.5     No Assignments by Seller/Covenant of KDF.

                          a. The Seller may not assign this Agreement or its rights hereunder without the prior written consent of the Purchaser, except that 18 months after Closing, the Seller, without the Purchaser's prior written consent, may assign this Agreement or its rights hereunder to its shareholder, KDF, upon Seller's liquidation. Any assignment or attempted assignment that does not comply with all of the terms and conditions hereof shall be null and void.

                          b. By its consent and joinder below, KDF, as the sole shareholder of the Seller, covenants to the Purchaser that KDF (1) will not liquidate the Seller and (2) will otherwise keep the Seller (i) in existence and in good standing in the State of Kansas, (ii) duly qualified to conduct business and in good standing in the State of Tennessee, and (iii) with a net worth of not less than $250,000 for a period of 18 months after Closing. Notwithstanding anything to the contrary contained in Section 10.5b, KDF may liquidate the Seller but only if, at any time within the period of 18 months following Closing, Purchaser first receives a guaranty agreement, in a form reasonably acceptable to both the Purchaser and the Seller and executed by KDF, whereby KDF unconditionally and irrevocably guarantees to the Purchaser that all of the Seller's liability and obligations contained within Section 10.2 of this Agreement, such amounts not to exceed $250,000, will be punctually paid and performed.

                 10.6 Successors and Assigns. This Agreement shall bind and inure to the benefit of the parties hereto and their respective permitted successors and assigns. Whenever a reference is made in this Agreement to Purchaser, it shall include Purchaser's successors and assigns under this Agreement.

                 10.7 Governing Law; Venue. This Agreement and all documents referred to herein shall be governed by and construed and interpreted in accordance with the laws of the State of Tennessee.
         Any and all disputes, unless all of the parties to the dispute otherwise agree, shall be brought and maintained within that state, and the parties hereby waive any right to bring an action in any other jurisdiction. If any judicial authority holds or declares that the law of another jurisdiction is applicable, this Agreement shall remain enforceable under the laws of that jurisdiction.

                 10.8 Counterparts. To facilitate execution, this Agreement may be executed in as many counterparts as may be required. It shall not be necessary that the signature on behalf of all parties hereto appear on each counterpart hereof. All counterparts hereof shall collectively constitute a single agreement.

                 10.9 Severability. If any term, covenant or condition of this Agreement, or the application thereof to any person or circumstance, shall to any extent be invalid or unenforceable, the remainder of this Agreement, or the application of such term, covenant or condition to other persons or circumstances, shall not be affected thereby, and each term, covenant or condition of this Agreement shall be valid and enforceable to the fullest extent permitted by law.

                 10.10 Notices. All notices, requests, demands and other communications hereunder shall be in writing and shall be delivered by hand, transmitted by facsimile transmission (to be followed by a copy of said transmission mailed by U.S. mail), sent prepaid by or overnight delivery service, at the addresses and with such copies as designated below. Any notice, request, demand or other communication delivered or sent in the manner aforesaid shall be deemed given or made (as the case may be) by hand or confirmed by facsimile transmission, or in the case of delivery by courier, when actually delivered to the intended recipient.

                          If to the Purchaser:

                          Wyndham Hotel Corporation
                          2001 Bryan Towers, Suite 2300
                          Dallas, Texas  75201
                          Attn:  Carla Moreland
                          Tel:  214/863-1100
                          Facsimile:  214/863-1262

                          With a copy to:

                          Locke Purnell Rain Harrell
                          2200 Ross Avenue, Suite 2200
                          Dallas, Texas  75201
                          Attn:  Carleen A. Richards
                          Tel:  214/740-8621
                          Facsimile:  214/740-8800

                          If to the Seller:

                          C.I. Nashville, Inc.
                          c/o Pacholder Associates, Inc.
                          8044 Montgomery Road
                          Suite 382
                          Cincinnati, Ohio 45236
                          Attn:  Robert C. Amenta
                          Tel:  513/985-3200
                          Facsimile:  513/985-3217

                          With a copy to:

                          Taft, Stettinius & Hollister
                          1800 Star Bank Center
                          425 Walnut Street
                          Cincinnati, Ohio 45202-3957
                          Attn:  Gerald S. Greenberg
                          Tel:  513/357-9670
                          Facsimile:  513/381-0205

                          Kansas Public Employees Retirement System
                          Capitol Tower
                          Suite 200
                          400 SW 8th Avenue
                          Topeka, Kansas 66003
                          Attn:  Ms. Janet Kruzel
                          Tel:  913/296-6963
                          Facsimile:  913/296-2422

         or to such other address as the intended recipient may have specified in a notice to the other party. Any party hereto may change its address or designate different or other persons or entities to receive copies by notifying the other party in a manner described in this paragraph. Any assignee of the Purchaser may notify the Seller of one or more addresses for purposes of notices hereunder.

                 Any notice, demand or other communication shall be deemed given and effective as of the date of delivery in person or receipt set forth on the return receipt. The inability to deliver because of changed address of which no notice was given, or rejection or other refusal to accept any notice, demand or other communication, shall be deemed to be receipt of the notice, demand or other communication as of the date of such attempt to deliver or rejection or refusal to accept.

                 10.11 Survival. All covenants, agreements and indemnities contained in the Agreement which contemplate performance after the Closing Date shall survive the Closing. All representations and warranties contained in this Agreement shall expressly survive the Closing for a period of one (1) year. None of the foregoing shall be deemed to merge into, or be waived by, Seller's Deed or any other closing documents. Each of Seller's representations, warranties and covenants contained in this Agreement is intended for the benefit of Purchaser and may be waived in whole or in part by Purchaser, but only by an instrument in writing signed by Purchaser. No investigation, audit, inspection, review or the like conducted by or on behalf of Purchaser shall be deemed to terminate the effect of any such representations, warranties and covenants. Purchaser has the right to rely thereon and that each such representation, warranty and covenant constitutes a material inducement to Purchaser to execute this Agreement and to close the transaction contemplated hereby and to pay the Purchase Price to Seller. Except as expressly set forth herein, Seller makes no other representation or warranty with respect to any matter relating to the Hotel Property or any part thereof.

                 10.12 Third Party Beneficiary. Except for an assignee of the Purchaser, no person or party is intended to be or shall be construed to be a third party beneficiary of this agreement or any provision hereof.

                 10.13 Headings. Headings are included herein for convenience of reference only, and shall in no way be construed to define, alter, or modify any of the provisions hereof.

                 10.14 Reasonable Efforts; Further Assurances. Subject to the other provisions of this Agreement, the parties hereto shall each use their reasonable, good faith efforts to perform their obligations herein and to take, or cause to be taken, or do, or cause to be done, all things necessary, proper or advisable to satisfy all conditions to the obligations of the parties under this Agreement and to cause the transactions contemplated herein to be effected in accordance with the terms hereof. However, the foregoing shall not be deemed to require Seller to expend a sum of money which it could not reasonably have anticipated on the date of execution of this Agreement.

                 10.15 Exhibits. All exhibits referred to in this Agreement and attached hereto are hereby incorporated in this Agreement by reference.

                 10.16 Time Periods. If the final day of any time period or limitation set out in any provision of this Agreement falls on a Saturday, Sunday or legal holiday under the laws of the State where the Hotel Property is located or of the federal government, then and in such event the time of such period shall be extended to the next clay which is not a Saturday, Sunday or legal holiday. Time is of the essence in this Agreement.

                 10.17 Qualification on Confidentiality. Notwithstanding any confidentiality requirements herein contained, it is acknowledged that Purchaser is an affiliate of a company whose shares are traded to the general public. In connection therewith, Purchaser will have the absolute and unbridled right to market such securities and prepare all statements and other papers, documents and instruments necessary or reasonably required in Purchaser's judgment as the case may be and that of its respective attorneys and underwriters, to file same with the U.S. Securities and Exchange Commission and/or similar state or foreign authorities, and to disclose therein and thus to its underwriters, to the U.S. Securities and Exchange Commission and/or to similar state or foreign authorities and to the public all of the terms, conditions and provisions of this Agreement.

                 10.18 Rules of Construction. Singular words shall connote the plural number as well as the singular and vice versa, and the masculine shall include the feminine and the neuter. Each party hereto and its counsel have reviewed and revised (or requested revisions of) this Agreement, and therefore any usual rules of construction requiring that ambiguities are to be resolved against a particular parry shall not be applicable in the construction and interpretation of this Agreement or any exhibits hereto.

                 10.19    Liquor Licenses.

                          a. Purchaser and Seller recognize that the issuance of the Liquor License (defined below) is statutorily regulated pursuant to Tennessee law, and is subject to the approval of certain governmental authorities (the "ABC"). In order to comply with these statutory requirements, Purchaser and any other parties to be holding a Liquor License shall execute applications for issuance of the Liquor License, and Seller shall cooperate in completing applications to the ABC. To the extent legally permissible, pending issuance of the Liquor License, Purchaser or its designee (in this context, "OPERATOR") may enter into an interim arrangement with Seller for the use of the original Liquor License, and, upon request of Purchaser, Seller shall join in such agreement with Operator; provided, however, this interim arrangement shall be a temporary measure until issuance of the Liquor License can be accomplished but in no event without Seller's consent, longer than ninety (90) days following Closing. This provision shall survive the Closing.

                          b. Purchaser shall be responsible for complying at its sole cost and expense, with all statutes and regulations applicable to the issuance of the Liquor License including, without limitation, paying all license and transfer fees and costs of recordation and publication.

                          c. If Operator and Seller enter into the interim agreement described in Section 10.19a above, (i) Purchaser and Operator, jointly and severally, shall indemnify, defend and hold Seller harmless from Losses encountered by Seller in connection with, arising out of, or growing from such operations and the sale of alcoholic beverages at and from the restaurants, bars and lounges located at the Hotel during said period of time, and (ii) Purchaser and Operator, jointly and severally, shall reimburse Seller for Seller's costs in maintaining the Liquor Licenses in full force and effect. In no event shall Seller be required to obtain any additional liquor or alcoholic beverage licenses which Seller does not possess at the time of Closing. Purchaser shall be responsible for all application and issuance fees for the transfer and/or issuance to Purchaser of the Liquor Licenses.

                 10.20    Casualty and Condemnation.

                          a. Risk of Loss; Notice. Prior to Closing and the delivery of possession of the Hotel Property to Purchaser in accordance with this Agreement, all risk of loss to the Hotel Property (whether by casualty, condemnation or otherwise) shall be borne by Seller. In the event that (a) any loss or damage to the Hotel Property shall occur prior to the Closing Date as a result of fire or other casualty, or (b) Seller receives notice that a governmental authority has initiated or threatened to initiate a condemnation proceeding affecting the Hotel Property, Seller shall give Purchaser immediate written notice of such loss, damage or condemnation proceeding.

                          b. Purchaser's Termination Right. If, prior to Closing and the delivery of possession of the Hotel Property to Purchaser in accordance with this Agreement, (a) any condemnation proceeding shall be pending against a substantial portion of the Hotel Property or (b) there is any substantial casualty loss or damage to the Hotel Property, Purchaser shall have the option to terminate this Agreement provided it delivers written notice to Seller of its election so to terminate this Agreement within thirty (30) days after the date Seller has delivered Purchaser written notice of any such loss, damage or condemnation (which notice shall include a certification of (i) the amounts of insurance coverages in effect with respect to the loss or damage and (ii) if known, the amount of the award to be received in such condemnation), and in such event thereafter no party shall have any further obligation or liability to the other under this Agreement. In the context of condemnation, "substantial" shall mean condemnation of such portion of the Hotel Property as would, in Purchaser's sole judgment, render use of the remainder impractical or unfeasible for the uses herein contemplated, and, in the context of casualty loss or damage, "substantial" shall mean a loss or damage in excess of $500,000 in value.

                          c. Procedure for Closing. If Purchaser shall not timely elect to terminate this Agreement under Section 10.20b, or if the loss, damage or condemnation is not substantial, Seller agrees to pay to Purchaser at the Closing all insurance proceeds or condemnation awards which Seller has received as a result of the same plus an amount equal to the insurance deductible, if any, and assign to Purchaser all insurance proceeds and condemnation awards payable as a result of the same in which event the Closing shall occur without Seller replacing or repairing such damage.

                 10.21 Seller's Actual Knowledge. For the purpose of this Agreement, (a) the phrase "Seller's knowledge" or "Seller's actual knowledge" means the Actual Knowledge of the Identified Persons and
         (b) "Seller's best knowledge" means Actual Knowledge of the Identified Persons after due diligence on their part.

                            [SIGNATURE PAGE FOLLOWS]

         IN WITNESS WHEREOF, the Seller and the Purchaser have executed this Agreement as of the date set forth above.


                                     PURCHASER:
                                     ---------

                                     WYNDHAM HOTEL CORPORATION,
                                     a Delaware corporation

                                     By: /s/ LESLIE V. BENTLEY
                                        --------------------------------------
                                     Name:   Leslie V. Bentley
                                          ------------------------------------
                                     Title:  Executive Vice President
                                           -----------------------------------


                                     SELLER:
                                     ------

                                     C.I. NASHVILLE, INC.,
                                     a Kansas corporation


                                     By: /s/ ROBERT C. AMENTA
                                        --------------------------------------
                                     Name:   Robert C. Amenta
                                          ------------------------------------
                                     Title:  Vice President and Secretary
                                           -----------------------------------


KDF joins in and agrees hereto only for purposes of Section 10.5b:

ACKNOWLEDGED ON THIS 23RD DAY OF JULY, 1997:


K.D.F.,
a Massachusetts general partnership

By:   /s/ ROBERT C. AMENTA
   --------------------------------------
Name:     Robert C. Amenta
     ------------------------------------
             Attorney-In-Fact

                                  DEFINITIONS


"ABC" is defined in Section 19a.

"ACT OF BANKRUPTCY" means (a) application for or consent to the appointment of, or the taking of possession by, a receiver, custodian, trustee or liquidator of itself or of all or a substantial part of its property; (b) admitting in writing an inability to pay debts as they become due; (c) making a general assignment for the benefit of creditors; (d) filing a voluntary petition or commencing a voluntary case or proceeding under the federal Bankruptcy Code (as now or hereafter in effect); (e) being adjudicated a bankrupt or insolvent; (f) filing a petition seeking to take advantage of any other law relating to bankruptcy, insolvency, reorganization, winding-up or composition or adjustment of debts; (g) failing to controvert in a timely and appropriate manner, or acquiesce in writing to, any petition filed in an involuntary case or proceeding under the federal Bankruptcy Code (as now or hereafter in effect); or (h) taking any action for the purpose of effecting any of the foregoing; or if a proceeding or case has been commenced, without the application or consent of a party hereto or any principal thereof, in any court of competent jurisdiction seeking (a) the liquidation, reorganization, dissolution or winding-up, or the composition or readjustment of debts, (b) the appointment of a receiver, custodian, trustee or liquidator for all or any substantial part of its assets, or (c) other similar relief under any law relating to bankruptcy, insolvency, reorganization, winding-up or composition or adjustment of debts, and such proceeding or case shall continue undismissed, or an order (including an order for relief entered in an involuntary case under the federal Bankruptcy Code, as now or hereafter in effect) judgment or decree approving or ordering any of the foregoing shall be entered and continued unstayed and in effect, for a period of 60 consecutive days.

"ACM" means asbestos-containing material.

"ACTUAL KNOWLEDGE" shall mean (a) facts that are actually known to the Identified Persons and shall not include facts that on any theory of law might be attributable to Seller or the Identified Persons by reason of a principal-agent or other similar relationship but which are not actually known to the Identified Persons; and (b) without inquiry, so that neither Seller nor the Identified Persons shall be required to have performed any due diligence, other than review of their files as to the subject matter of the representations or warranties contained herein, with respect to the matters covered by this Agreement.

"APPURTENANCES" means all rights, titles, and interests of Seller appurtenant to the Land and Improvements, including, but not limited to, (i) all easements, rights of way, rights of ingress and egress, tenements, hereditaments, privileges, and appurtenances in any way belonging to the Land or Improvements,
(ii) any land lying in the bed of any alley, highway, street, road or avenue, open or proposed, in front of or abutting or adjoining the Land, (iii) any strips or gores of real estate adjacent to the Land, and (iv) the use of all alleys, easements and rights-of-way, if any, abutting, adjacent or contiguous to or adjoining the Land.

"AUTHORIZATIONS" means all notices, licenses, permits, registrations, applications, consents, codes, certificates, and approvals required by any third party, governmental or quasi-governmental agency, body or officer having jurisdiction over the Hotel Property or for the ownership, operation and use of the Hotel Property or any part thereof.

"BILL OF SALE" means the bill of sale, in a form reasonably acceptable to both Purchaser and Seller, conveying good title to Seller's interest in all Tangible Personal Property, in accordance with the Conveyance Standard.

"BROKER" means any finder, real estate broker, business broker, consultant or like agent or other person entitled to a commission or other compensation in connection with this Agreement or the transactions contemplated which has been engaged to assist as broker in the sale of the Hotel Property.

"CASH AND EQUIVALENTS" is defined as Seller's active guest ledger, tray ledger, petty cash, cash drawers, and house accounts as of 6:00 A.M. on the Closing Date but excluding Receivables. "CLOSING" is defined as the closing and consummation of the transaction contemplated under this Agreement.

"CLOSING BALANCE SHEET" is defined in Section 8.6.

"CLOSING DATE" is defined as the date and time that is simultaneous with the closing of the Merger, Simultaneous Purchase, and Warrant Conversion Agreement.

"CLUBHOUSE" means Clubhouse Hotels, Inc..

"CONVEYANCE STANDARD:" see Section 7.1e.

"DEPOSITS" is defined as, to the extent owned by Seller and assignable, all prepaid rents and deposits, including, but not limited to, utility deposits, refundable security deposits and rental deposits, and all other deposits for advance reservations, banquets or future services, made in connection with the use or occupancy of the Improvements.

"ENVIRONMENTAL REQUIREMENTS" means all laws, statutes, rules, regulations, ordinances, judgments, decrees, orders, agreements and other restrictions and requirements (now in effect) of any governmental authority, including, without limitation, federal, state and local authorities, relating to the regulation or protection of natural resources, conservation, the environment, or the storage, treatment, disposal, transportation, handling, or other management of industrial or solid waste, hazardous waste, hazardous or toxic substances or chemicals, or pollutants.

"ESA REPORTS" Phase I environmental report and other reports to characterize the environmental condition of the Hotel, as ordered and commissioned and paid for by Purchaser.

"ESTIMATED WORKING CAPITAL" means the excess of the current assets and cash reserves of the Seller as of 6:00 a.m. on the Closing Date over current liabilities of the Seller as of 6:00 a.m. on the Closing Date, except for long term indebtedness becoming due within 12 months of Closing and all other liens to be paid or satisfied by the Seller at closing, as estimated by the Purchaser and Manager.

"FIRPTA AFFIDAVIT" means a duly executed and acknowledged affidavit dated as of the Closing Date setting forth the Seller's address and Federal tax identification number and certifying that the Seller is not a "foreign person" for purposes of the provisions of Section 1445 of the United States Internal Revenue Service Code.

"GAAP" shall mean generally accepted accounting principles, consistently applied.

"HART-SCOTT-RODINO ACT" means the Hart-Scott-Rodino Anti-Trust Improvements Act of 1976.

"HAZARDOUS SUBSTANCE" means (i) any hazardous substance, hazardous waste, hazardous material, solid waste, regulated substance, contaminant, or pollutant as those terms are defined in Environmental Requirements; (ii) petroleum and petroleum by-products; (iii) asbestos or ACM; or (iv) any additional substances or materials which have been or are currently classified or considered to be pollutants, hazardous or toxic under Environmental Requirements.

"HOTEL" is defined as the Land and Improvements.

"HOTEL PROPERTY" means and includes the Hotel, Tangible Personal Property, Intangible Personal Property, Inventory, Deposits, Cash and Equivalents, and Receivables, which is intended to be all of the assets of Seller, except the rights of the Seller under the Tax Appeal and this Agreement.

"IDENTIFIED PERSONS"  means Seller's board of directors and officers.

"IMPROVEMENTS" is defined as the three (3) story, 135-room hotel, parking garage, and all other buildings, structures, fixtures, parking areas, and other improvements presently located upon the Land.

"INTANGIBLE PERSONAL PROPERTY" is defined all intangible personal property owned or possessed by the Seller and used in connection with the ownership, operation, leasing, occupancy or maintenance of the Hotel, including, without limitation, the insurance policies, escrow accounts, general intangibles, business records, plans and specifications, surveys and title insurance policies pertaining to the Hotel, all transferable contracts, leases, licenses, permits and approvals with respect to the construction, ownership, operation, leasing, occupancy or maintenance of the property and all accounts receivable. The definition of Intangible Personal Property shall also include Leases and Occupancy Agreements, to the extent owned by Seller and assignable. The definition of Intangible Personal Property shall also include any and all of the following, to the extent owned by Seller and assignable, that relate to or affect in any way, the design, construction, ownership, use, occupancy, leasing, maintenance, service, or operation of the Land, Improvements, Leases, Deposits, Inventory, or Tangible Personal Property: Appurtenances, Licenses, Plans and Specs, Records, Service Contracts, Tangible Personal Property Leases, Tradenames, Utility Reservations, and Warranties.

"INVENTORY" is defined as all merchandise, supplies, inventory and other items owned by Seller and used for the operation and maintenance of guest rooms, guest services, restaurants, lounges, swimming pools, health clubs, and other common areas and recreational areas located within or relating to the Improvements, including, without limitation, all food and beverage (alcoholic and non-alcoholic) inventory except to the extent any applicable law prohibits the transfer of unopened alcoholic beverages (if applicable, the Purchase Price shall be reduced by Seller's substantiated cost thereof), office supplies and stationery, advertising and promotional materials, towels, washcloths, mattresses, pillows, linens and bedding, cleaning, paper and other supplies, napkins and tablecloths, upholstery material, carpets, rugs, furniture, engineers' supplies, paint and painters' supplies, employee uniforms, and pool, tennis court and other recreational area cleaning and maintenance supplies.

"LAND" is defined as the real property located at 2435 Atrium Way, Nashville, Davidson County, Tennessee as more particularly described in Exhibit A hereto.

"LEASES" means all leases, licenses, and other agreements with respect to tenancies of the nature of space leases pertaining to the Hotel, together with all amendments, modifications, renewals and extensions thereof and all guaranties by third parties of the obligations of tenants, licensees, and similarly situated parties thereunder.

"LICENSES" means all licenses (including without limitation liquor, beer, wine, bar and similar licenses, unless otherwise herein provided), permits, utility reservations, certificates of occupancy, and similar documents pertaining to the Hotel issued by any federal, state, or municipal authority or by any private party so long as assignment can be made without material cost to Seller, to the extent assignable.

"LIQUOR LICENSE" means and includes collectively any alcoholic beverage, liquor, beer and/or wine licenses and/or permits which are necessary for the operation of the Hotel Property.

"LOSSES" means any and all losses, damages, costs, expenses, liabilities, obligations and claims of any kind, including, without limitation, reasonable attorneys' fees and other legal costs and expenses.

"MANAGEMENT AGREEMENT" is defined as the Management Agreement dated December 1, 1987, between the Manager and the Seller.

"MANAGER" is defined as ClubHouse Inns of America, Inc..

"MATERIAL ADVERSE EFFECT" is defined as a material adverse effect on the business, assets, financial condition, results of operation or operations of the Hotel Property.

"MERGER" means the merger of Newco into Clubhouse, pursuant to that certain Agreement and Plan of Merger by and among Purchaser, Clubhouse, Newco, David H. Aull and Roland W. Samples dated July 21, 1997.

"NET WORKING CAPITAL" is defined in Section 8.6d.

"NEWCO" means a wholly-owned Delaware corporation subsidiary of Purchaser.

"OCCUPANCY AGREEMENTS" means all occupancy agreements, "trade-out" agreements, advance booking agreements, convention reservation agreements, or other similar agreements, other than Leases and other than guest or room bookings, demising space in, providing for the use or occupancy of, or otherwise similarly affecting or relating to the use or occupancy of the Improvements or Land together with all amendments, modifications, renewals and extensions thereof, and all guaranties by third parties of the obligations of the holder of the occupancy right and similarly situated parties thereunder.

"OPERATING AGREEMENTS" means each of the management agreements, service contracts, supply contracts, leases and other agreements other than leases, if any, in effect with respect to the construction, ownership, operation, occupancy or maintenance of the Hotel Property, other than the Management Agreement.

"OPERATOR" is defined in Section 10.19a.

"PERMITTED EXCEPTIONS" is defined as:

         (i) Real estate taxes and installments of assessments not yet delinquent;

         (ii) The Revised Plan of record in Book 6200, Page 669, Register's Office for Davidson County, Tennessee;

         (iii) Declaration of Covenants, Conditions, Restrictions and Easements for the Atrium, of record in Book 6306, Page 80, Register's Office for Davidson County, Tennessee, as amended by First Amendment of record in Book 6363, Page 442, Register's Office for Davidson County, Tennessee;

         (iv) By-Laws of the Atrium Property Owner's Association, of record in Book 6306, Page 108, Register's Office for Davidson County, Tennessee;

         (v)     The rights of the public in public ways;

         (vi) Zoning matters and similar governmental regulations and ordinances;

         (vii) Encroachments and other matters which would be disclosed by an accurate survey and inspection of the property; and

         (viii) Covenants, easements, restrictions and other matters of record as of the date hereof.

"PLANS AND SPECS" means all plans, drawings, specifications, surveys, soil reports, engineering reports, inspection reports, environmental audits and other technical descriptions and reports to the extent in Seller's possession or control.

"POLICY" means an Owner Policy of Title Insurance and/or Loan or Mortgagee Policy of Title Insurance on the most recent form of ALTA comprehensive coverage owner's policy and loan policy, endorsed as Purchaser may reasonably require and as permitted.

"PURCHASE PRICE" is defined as an aggregate purchase price of FIVE MILLION SIXTY-EIGHT THOUSAND FIVE HUNDRED DOLLARS ($5,068,500), subject to adjustment on the basis of the Working Capital Adjustment Amount as described in Section 8.6.

"PURCHASER'S CERTIFICATE" means a certificate signed on behalf of the Purchaser stating that the representations and warranties of the Purchaser in this Agreement are true and correct in all material respects as of the date of the Closing as if then made and that the Purchaser has performed in all material respects all of its covenants and other obligations under this Agreement.

"RECEIVABLES" is defined as (i) guest ledger accounts receivables of Seller (the "GUEST LEDGER ACCOUNTS") and (ii) general business receivables (i.e., those receivables arising in the normal, day-to-day operation of the Hotel included within the city ledger accounts receivable of Seller (the "GENERAL BUSINESS ACCOUNTS") which remain uncollected on the Closing Date, and Purchaser shall have all rights to collect such items for its own account. The amount to be paid by Purchaser for the General Business Accounts and the Guest Ledger Accounts (collectively, "ACCOUNTS"), shall be included in the calculation of working capital and shall be in an amount equal to: (i) 100% of the face amount of all Guest Ledger Accounts, regardless of age, for which payment was made or guaranteed by credit card, (ii) 90% of the face amount of Accounts less than thirty (30) days old, (iii) 75% of the face amount of Accounts thirty (30) or more and less than sixty (60) days old, (iv) 25% of the face amount of Accounts sixty (60) or more and less than ninety (90) days old. Seller shall retain all rights to collect the Accounts ninety (90) or more days old or not otherwise purchased by Purchaser (the "NON-PURCHASED ACCOUNTS") for its own account. Purchaser agrees to remit all amounts collected on Non- Purchased Accounts promptly to Seller. Collections from obligors who owe Non-Purchased Accounts with respect to the Hotel Property for periods before and after 6:00 a.m. of the Closing Date and who do not specify against which account such amount shall be applied (i) if received within sixty (60) days after the Closing Date, shall be applied to the Non- Purchased Accounts, and (ii) if received after such sixty (60) day period, shall be applied pro rata by Purchaser to Purchaser's post-Closing Date receivables, based upon a fraction, the denominator of which shall be all receivables owing by such obligor to Purchaser and Seller with respect to the Property at the time such collection is received, and the numerator of which shall be the Purchaser's post-Closing Date receivables owing by such obligor with respect to the Property, with the remainder to be paid to Seller. All other payments received from such obligors shall be applied as specified by the obligor. Purchaser shall deliver to Seller the amount to which Seller is entitled pursuant to the pro rata application of the collections described in the preceding sentence, together with a statement of such pro rata calculation and, upon the reasonable request of Seller, the documents and invoices supporting such calculation.

"RECORDS" means all books and records, promotional material, telephone numbers, tenant data, marketing and leasing material and forms, market studies, keys, and other materials of any kind owned by Seller and in Seller's possession or control, or to which Seller has access or may obtain and has the right to convey and deliver which are or may be used in Seller's ownership or use of the Land, the Improvements or the Tangible Personal Property, whether any of the foregoing are in hard copy form or in computerized data storage form; provided, however, (i) that a copy of any such material which constitutes a part of Seller's continuing business or financial records may be retained by Seller and
(ii) that Seller's and Seller's manager's accounting software shall not be conveyed.

"REFERENCE NET WORKING CAPITAL AMOUNT" is defined in Section 8.6d.

"RESOLUTIONS" means appropriate resolutions of the board of directors and shareholder of the Seller, certified by the secretary or an assistant secretary of the Seller, as applicable, together with all other necessary approvals and consents of the Seller, authorizing (1) the execution on behalf of the Seller of this Agreement and the documents to be executed and delivered by the Seller prior to, at or otherwise in connection with Closing, and (2) the performance by the Seller of its obligations hereunder and under such documents.

"SCHEDULE OF DEPOSITS AND UTILITY RESERVATIONS" means a schedule of the Deposits and the Utility Reservations.

"SCHEDULE OF LEASES" means all Leases, a schedule of such Leases and all agreements for real estate commissions, brokerage fees, finder's fees or other compensation payable by Seller in connection therewith which would be binding on Purchaser after Closing.

"SCHEDULE OF SERVICE CONTRACTS" means all Service Contracts and a schedule of such Service Contracts including, without limitation, a schedule of media and advertising commitments and programs.

"SCHEDULE OF TANGIBLE PERSONAL PROPERTY LEASES" means all Tangible Personal Property Leases and a schedule of such Tangible Personal Property Leases.

"SEC" means Securities and Exchange Commission.

"SELLER'S CERTIFICATE" means a certificate signed on behalf of the Seller stating that the representations and warranties of the Seller made in this Agreement are true and correct in all material respects as of the date of Closing as if then made and that the Seller has performed in all material respects all of its covenants and other obligations under this Agreement.

"SELLER'S DEED" means the form of special warranty deed attached to this Agreement as Schedule 8.1.

"SERVICE CONTRACTS" means all contracts and agreements to which the Seller is a party, such as labor, collective bargaining, service, or maintenance contracts, employment agreements, utility contracts, contracts for the purchase of supplies, insurance contracts, airline agreements, corporate account agreements, travel agency agreements, telephone service agreements, and yellow pages or other advertising agreements.

"SIMULTANEOUS PURCHASE" means the simultaneous purchase by Purchaser of various partnership interests from various parties unrelated to Clubhouse.

"SUBSEQUENT DEVELOPMENTS" means all subsequent developments of which Seller has knowledge which would cause any of Seller's representations or warranties contained in this Agreement to be no longer accurate in any material respect.

"SUPPORTING DOCUMENTS" means a true, complete, and legible copy of all documents and instruments (as recorded, where applicable) referred to or identified in the Title Commitment, including, but not limited to, all deeds and other conveyance documents evidencing transfer of title into Seller, lien instruments, leases, plats, surveys, reservations, restrictions, and easements;

"SURVEY" means a current "as built" survey of the Hotel made on the ground and certified by a Surveyor.

"SURVEYOR" means a professional land surveyor licensed in the state in which the Hotel is located and approved by the Title Company and Purchaser.

"TANGIBLE PERSONAL PROPERTY" is defined as the tangible personal property consisting of all furniture, fixtures, machinery, equipment and other personal property of every kind situated on, attached to, or used in the operation of the Hotel and owned by Seller. In addition, Tangible Personal Property shall include the following: all tangible personal property and fixtures (which are not part of the Improvements) of any kind attached to, or located upon and used in connection with the ownership, maintenance, use or operation of the Land or Improvements as of the date hereof and owned by Seller (or acquired by Seller and so employed prior to Closing, as defined below), including, but not limited to, all furniture, furnishings, fixtures, equipment, signs; all heating, lighting, plumbing, drainage, electrical, air conditioning, and other mechanical fixtures and equipment and systems; all elevators, escalators, and related motors and electrical equipment and systems; all hot water heaters, furnaces, heating controls, motors and boiler pressure systems and equipment, all shelving and partitions, all ventilating equipment, and all incinerating and disposal equipment; all tennis, pool and health club and fitness equipment and furnishings; all vans, automobiles and other motor vehicles; all carpet, drapes, beds, furniture, televisions, telephones and other furnishings; and all stoves, ovens, freezers, refrigerators, dishwashers, disposals, kitchen equipment and utensils, tables, chairs, plates and other dishes, glasses, silverware, serving pieces and other restaurant and bar equipment, apparatus and utensils.

"TANGIBLE PERSONAL PROPERTY LEASES" means all leases of any Tangible Personal Property and other contracts permitting the use of any Tangible Personal Property at the Improvements (including, without limitation, vehicles, satellite programming leases and contracts), to the extent assignable.

"TAX APPEAL" means Cause Number 96-2143-II pending in the Chancery Court for Davidson County, Tennessee, wherein the plaintiffs are Nashville Clubhouse Inn, Clubhouse Inn of Knoxville, and Clubhouse Inn and Conference Center and the defendant is Ruth E. Johnson, Commissioner of Revenue, State of Tennessee.

"TENANT(S)" shall mean all tenants, licensees, franchisees, concessionaires or other persons or entities.

"THIRD PARTY ACCOUNTING FIRM" is defined in Section 8.6.

"TITLE COMMITMENT" means that certain Commitment for Title Insurance issued by the Title Company dated effective May 28, 1997 and numbered as 00283225jeg, covering the Hotel, in the full amount of the Purchase Price and endorsed as Purchaser or its lender may reasonably require and as permitted, setting forth the current status of the title to the Hotel, showing all liens, claims, encumbrances, easements, rights of way, encroachments, reservations, restrictions, and any other matters affecting the Hotel, and pursuant to which the Title Company agrees to issue to Purchaser at Closing a Policy.

"TITLE COMPANY" is defined as American Title Company, as agent for Chicago Title Insurance Company, 6029 Beltline Road @ Preston, Suite 250, Dallas, Texas 75240-7876, Attention, Carole Badgett (972-789-8426)

"TRADENAMES" means all trade names, trade styles, trade marks, service marks, and other identifying material, and all variations thereof, together with all related goodwill (it being understood and agreed that the name of the hotel chain to which the Hotel is affiliated by franchise or other license agreement is a protected name or registered service mark of such hotel chain and cannot be transferred to Purchaser by this Agreement).

"UCC SEARCH" means current written reports on those names requested by Purchaser from the Office of the Secretary of State of the State where the Hotel is located and the deed recording offices of the county where the Hotel is located reflecting the results of current searches of the Uniform Commercial Code Records maintained by such offices.

"UTILITY RESERVATIONS" means, to the extent owned by Seller and assignable, Seller's interest in the right to receive immediately on and after Closing and continuously consume thereafter water service, sanitary and storm sewer service, electrical service, gas service, and telephone service on and for the Land and Improvements, and the foregoing right shall include, but not be limited to the following, to the extent assignable and owned by Seller, (i) the right to the present and future use of wastewater, drainage, water and other utility facilities to the extent such use benefits the Land or Improvements,
(ii) all reservations of or commitments covering any such use in the future, and (iii) all wastewater capacity reservations ever issued and relating to the Land or Improvements.

"WARRANTIES" means all warranties, guaranties, indemnities, and claims for the benefit of Seller.